Exhibit 99.15

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

IMPERIAL CHEMICAL INDUSTRIES PLC

2. Name of shareholder having a major interest

THE CAPITAL GROUP OF COMPANIES, INC. ON BEHALF OF ITS AFFILIATES INCLUDING CAPITAL GUARDIAN TRUST COMPANY, CAPITAL INTERNATIONAL S.A., CAPITAL INTERNATIONAL, INC. AND CAPITAL INTERNATIONAL LIMITED

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

NOTIFICATION IS IN RESPECT OF THE SHAREHOLDER AND ITS AFFILIATES NAMED IN TWO ABOVE

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

THE CAPITAL GROUP COMPANIES, INC.

i)	CAPITAL GUARDIAN TRUST COMPANY

	Chase Nominees Limited	2,476,800

	Nortrust Nominees	1,254,000

	Mellon Nominees (UK) Limited	163,400

	Northern Trust	73,365

ii)	CAPITAL INTERNATIONAL LIMITED

	State Street Nominees Limited	1,001,700

	Bank of New York Nominees	17,749,553

	Northern Trust	4,148,060

	Chase Nominees Limited	7,881,300

	Midland Bank plc	492,000

	Bankers Trust	607,600

	Barclays Bank	265,400

	Citibank London	1,955,348

	Morgan Guaranty	635,400

	Nortrust Nominees	10,931,700

	Royal Bank of Scotland	300,000

	State Street Bank & Trust Co	2,791,200

	Citibank NA	351,565

	Deutsche Bank AG	3,522,910

	HSBC Bank plc	2,474,900

	Mellon Bank N.A	. 759,400

	Northern Trust AVFC	501,100

	KAS UK	113,600

	Mellon Nominees (UK) Limited	301,700

	Bank One London	309,300

	Clydesdale Bank plc	30,400

iii)	CAPITAL INTERNATIONAL S.A.

	Bank of New York Nominees	22,100

	Chase Nominees Limited	2,259,601

	Midland Bank plc	33,500

	Royal Bank of Scotland	162,800

	State Street Bank & Trust Co	180,600

	National Westminster Bank	39,500

	Lloyds Bank	104,400

	Citibank NA	30,100

	HSBC Bank plc	500,00

iv)	CAPITAL INTERNATIONAL, INC

	State Street Nominees Limited	3,759,400

	Bank of New York Nominees	1,507,700

	Northern Trust	77,300

	Chase Nominees Limited	5,695,400

	Midland Bank plc	148,800

	Bankers Trust	60,200

	Citibank London	108,100

	Nortrust Nominees	726,900

	State Street Bank & Trust Co	1,133,800

	Citibank	49,800

	Citibank NA	787,726

HSBC Bank plc	181,348

JP Morgan Chase Bank	168,800

5. Number of shares / amount of stock acquired

NOT DISCLOSED

6. Percentage of issued class

NOT DISCLOSED

7. Number of shares / amount of stock disposed

NOT DISCLOSED

8. Percentage of issued class

NOT DISCLOSED

9. Class of security

ORDINARY SHARES OF £1

10. Date of transaction

NOT DISCLOSED

11. Date company informed

23 FEBRUARY 2005

12. Total holding following this notification

78,829,576 ORDINARY SHARES of £1

13. Total percentage holding of issued class following this notification

6.6%

14. Any additional information

—

 15. Name of contact and telephone number for queries

EMMA PLATTS, 020 7009 5258

16. Name and signature of authorised company official responsible for making this notification

EMMA PLATTS, COMPANY SECRETARIAT MANAGER

 Date of notification

23 FEBRUARY 2005

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.